July 14, 2008

BY EDGAR AND OVERNIGHT DELIVERY

Ms. Pamela Long
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:          Celanese Corporation
Form 10-K for the Fiscal Year Ended December 31, 2007
Definitive Proxy Statement filed March 25, 2008
File No. 001-32410

Dear Ms. Long:

This letter is submitted by Celanese Corporation (the “Company”) in response to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) in its letter to the Company dated June 30, 2008 (the “Comment Letter”), which requested a response from the Company relating to the Company’s (i) Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2007, filed on February 29, 2008 and (ii) Definitive Proxy Statement, filed March 25, 2008.  For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter, with the Staff’s comments presented in bold italicized text, each of which is followed by the Company’s response.

Form 10-K

Business, page 3

1. In future filings, when discussing competition in each business segment, please discuss the principal methods of competition.  See Item 101(c)(1)(x) of Regulation S-K.

We advise the Staff that in future filings the Company will modify its disclosure in response to Item 101 of Regulation S-K to include the information requested above.

Legal Proceedings, page 29

2. We note your cross-reference to Note 24 of your Financial Statements for a discussion of your legal proceedings.  In future filings, please provide all information required by Item 103 of Regulation S-K, including the name of the court or agency in which the proceedings are pending, the date instituted, the principal parties thereto, and the relief sought.  Also include similar information as to any environmental proceedings as set forth in Instruction 5 to Item 103.

We advise the Staff that in future filings the Company will modify its disclosure in response to Item 103 of Regulation S-K to include all information required by Item 103, including similar information relating to any environmental proceedings, as required by Instruction 5 to Item 103.

Exhibits 31.1 and 31.2 – Section 302 Certifications

3. We note that throughout these certifications, you frequently substitute “annual report” for “report.”  In future filings, please use the precise language contained in Item 601 of Regulation S-K.

We advise the Staff that in future filings the Company will modify the language used in its Section 302 certifications to reflect the precise language contained in Item 601 of Regulation S-K.

Definitive Proxy Statement

Certain Relationships and Related Person Transactions, page 13

4. In future filings, please disclose whether your related party transactions policies and procedures are in writing and, if not, how such policies and procedures are evidenced.  See Item 404(b)(1)(iv) of Regulation S-K.

We advise the Staff that in future filings the Company will disclose whether its related party transactions policies and procedures are in writing and, if not, how such policies and procedures are evidenced, as required by Item 404(b)(1)(iv) of Regulation S-K.  We supplementally advise the Staff that the Company’s related party transactions policies and procedures are in writing.

Compensation of Executive Officers, page 23

5. In future filings, please identity the performance targets you refer to in your discussion of the 2004 Deferred Compensation Plan if they are different than the performance targets discussed in the Annual Performance Bonus Award section.

We advise the Staff that performance targets for the 2004 Deferred Compensation Plan are different than the targets for the Annual Performance Bonus Awards and respectfully refer the Staff to the table at the top of page 35 of the Definitive Proxy Statement, which sets forth the 2004 Deferred Compensation Plan performance targets (Adjusted EBITDA and Free Cash Flow).  In future filings, we will include an additional heading above the 2004 Deferred Compensation Plan performance target section.

6. Refer to the last paragraph of Section II.B.1 in Release No. 33-8732A, which states that a principal executive officer’s compensation should be discussed separately where the policy or decision for that executive officer are materially different.  In future filings, please revise your CD&A to discuss in more detail your principal executive officer’s compensation, as certain amounts listed in your Summary Compensation Table appear to be based on policies or decisions that are materially different from the policies or decisions for your other executive officers.

We advise the Staff that in future filings the Company will modify its Compensation Discussion & Analysis to discuss in greater detail the principal executive officer’s compensation, including (to the extent applicable) any policies or decisions with respect to his compensation that differ materially from those relating to the compensation of the Company’s other executive officers.

Summary Compensation Table, page 38

7. We note your disclosure of Stock Awards and Option Awards in the Summary Compensation Table.  In future filings, please include a footnote disclosing all assumptions made in the valuation by reference to a discussion of these assumptions in your financial statements, footnotes to the financial statements, or MD&A.  See Instruction to Item 402(c)(2)(v) and (vi) of Regulation S-K.

We advise the Staff that in future filings the Company will modify its disclosure in the Summary Compensation Table to include the information described in the Instruction to Item 402(c)(2)(v) and (vi) of Regulation S-K.

*  *  *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

The Company believes that this letter addresses the Staff’s comments in the Comment Letter.  If you desire further information, please do not hesitate to contact the undersigned by letter or by telephone at (972) 443-4015.

Sincerely,
/s/ Steven M. Sterin
Steven M. Sterin
Senior Vice President and Chief Financial Officer